Trinity Biotech plc Letterhead

May 9, 2017

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey Gabor

Re:   Trinity Biotech plc
         Registration Statement on Form F-3
         File No. 333-203555

Dear Mr. Gabor:

The undersigned, on behalf of Trinity Biotech plc (“Trinity”), issuer of the securities covered by the above-referenced Registration Statement, hereby respectfully requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission at 4:00 p.m. Washington, D.C. time, on Thursday, May 11, 2017, or as soon thereafter as possible.

Management of Trinity is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the disposition of the securities covered by the above-referenced Registration Statement.

Thank you very much for your courtesy in this matter.

Very truly yours,

/s/Ronan O’Caoimh Chief Executive Officer